Exhibit 12

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	As of and for the Year ended December 31,
	2006	2005	2004	2003	2002
Income before assessments and cumulative effect of change in accounting principle (1)	$160,769	$207,855	$178,044	$183,059	$109,838

Fixed charges (2)
Interest expense on COs	$2,121,061	$1,543,756	$1,011,317	$905,648	$1,006,092
Interest expense on deposits and other	59,503	32,221	15,197	21,720	25,811

Fixed charges	2,180,564	1,575,977	1,026,514	927,368	1,031,903

Earnings, including fixed charges	$2,341,333	$1,783,832	$1,204,558	$1,110,427	$1,141,741
Ratio of earnings to fixed charges	1.07	1.13	1.17	1.20	1.11

(1)	Income before assessments is our equivalent of pre-tax income.

(2)	Our fixed charges include interest expense and premiums and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds, and Discount Notes and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.